Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Phase Forward Incorporated for the registration of common stock for a proposed maximum aggregate offering price of $100,000,000 and to the incorporation by reference therein of our reports dated February 28, 2007, with respect to the consolidated financial statements of Phase Forward Incorporated, Phase Forward Incorporated management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Phase Forward Incorporated, included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Boston, Massachusetts April 24, 2007